                                                          RULE 424(b)(3) AND (c)
                                                      REGISTRATION NO. 333-74771

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MARCH 31, 1999)

                            ALLEGIANCE TELECOM, INC.
                     11 3/4% SENIOR DISCOUNT NOTES DUE 2008

    ATTACHED HERETO AND INCORPORATED BY REFERENCE HEREIN IS THE ALLEGIANCE TELECOM, INC. QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 1999.

    This Prospectus Supplement, together with the Prospectus, is to be used by Morgan Stanley & Co. Incorporated ("Morgan Stanley") and Dean Witter Reynolds, Inc. ("Dean Witter" and, together with Morgan Stanley, "Morgan Stanley Dean Witter"), in connection with offers and sales of the 11 3/4% Senior Discount Notes due 2008 of Allegiance Telecom, Inc. in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Morgan Stanley Dean Witter may act as principal or as agent in such transactions. Allegiance will receive no portion of the proceeds of such sales of 11 3/4% notes and will bear the expenses incident to the registration thereof. If Morgan Stanley Dean Witter conducts any market-making activities, it may be required to deliver a "market-making prospectus" when effecting offers and sales in the 11 3/4% notes because of the equity ownership of Allegiance by certain private investment partnerships, which are affiliates of Morgan Stanley Dean Witter. As of November 9, 1999, these investment partnerships owned in the aggregate approximately 15.87% of Allegiance's outstanding common stock. For as long as a market-making prospectus is required to be delivered, the ability of Morgan Stanley Dean Witter to make a market in the 11 3/4% notes may, in part, be dependent on the ability of Allegiance to maintain a current market-making prospectus.

November 12, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                             ---------------------

                                   FORM 10-Q

         [X]    QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

               FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 1999.

         [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

            FOR THE TRANSITION PERIOD FROM           TO           .

                        COMMISSION FILE NUMBER: 0-24509

                            ALLEGIANCE TELECOM, INC.
             (Exact name of registrant as specified in its charter)

                  DELAWARE                                      75-2721491
        (State or other jurisdiction                           (IRS Employer
      of incorporation or organization)                     Identification No.)

                             1950 STEMMONS FREEWAY
                                   SUITE 3026
                              DALLAS, TEXAS 75207
              (Address of principal executive offices) (Zip Code)

                                 (214) 261-7100
              (Registrant's telephone number, including area code)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

     As of November 8, 1999, the registrant has 64,916,716 shares of common stock, par value $0.01 per share outstanding.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

                                FORM 10-Q INDEX

                                                              PAGE
                                                              NO.
                                                              ----
PART I. FINANCIAL INFORMATION
  Item 1. Financial Statements..............................    3
     Condensed Consolidated Balance Sheets as of September
      30, 1999 and December 31, 1998........................    3
     Condensed Consolidated Statements of Operations for the
      three and nine months ended September 30, 1999 and
      1998..................................................    4
     Condensed Consolidated Statements of Cash Flows for the
      nine months ended September 30, 1999 and 1998.........    5
     Notes to Condensed Consolidated Financial Statements...    6
  Item 2. Management's Discussion and Analysis of Financial
     Condition and Results of Operations....................   12
  Item 3. Quantitative and Qualitative Disclosures about
     Market Risk............................................   23
PART II. OTHER INFORMATION
  Item 1. Legal Proceedings.................................   24
  Item 2. Changes in Securities and Use of Proceeds.........   24
  Item 3. Defaults Upon Senior Securities...................   24
  Item 4. Submission of Matters to a Vote of Security
     Holders................................................   24
  Item 5. Other Information.................................   24
  Item 6. Exhibits and Reports on Form 8-K..................   24
  Signatures................................................   25

                         PART I. FINANCIAL INFORMATION

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1999            1998
                                                              -------------   ------------
                                                               (UNAUDITED)     (AUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.................................   $  582,446      $ 262,502
  Short-term investments....................................       27,196        143,390
  Short-term investments, restricted........................       25,727         25,543
  Accounts receivable (net of allowance for doubtful
     accounts of $2,900 and $577, respectively).............       23,762          6,186
  Prepaid expenses and other current assets.................        6,390          1,243
                                                               ----------      ---------
          Total current assets..............................      665,521        438,864
PROPERTY AND EQUIPMENT, NET.................................      345,130        144,860
OTHER NON-CURRENT ASSETS:
  Deferred debt issuance costs (net of accumulated
     amortization of $2,039 and $734, respectively).........       20,973         16,078
  Goodwill (net of accumulated amortization of $2,904)......       30,748             --
  Long-term investments, restricted.........................       25,513         36,699
  Other assets, net.........................................        7,359          1,373
                                                               ----------      ---------
          Total other non-current assets....................       84,593         54,150
                                                               ----------      ---------
          Total assets......................................   $1,095,244      $ 637,874
                                                               ==========      =========
                           LIABILITIES AND STOCKHOLDERS' EQUITY
  CURRENT LIABILITIES:
     Accounts payable.......................................   $   49,466      $  20,981
     Accrued liabilities and other..........................       42,491         26,177
                                                               ----------      ---------
          Total current liabilities.........................       91,957         47,158
  LONG-TERM DEBT............................................      505,677        471,652
  REDEEMABLE WARRANTS.......................................           --          8,634
  COMMITMENTS AND CONTINGENCIES
  STOCKHOLDERS' EQUITY:
     Preferred stock -- $.01 par value, 1,000,000 shares
      authorized, no shares issued or outstanding at
      September 30, 1999 and December 31, 1998..............           --             --
     Common stock -- 64,890,147 and 50,341,554 shares issued
      and 64,864,835 and 50,341,554 outstanding at September
      30, 1999 and December 31, 1998, respectively..........          649            503
     Common stock in treasury, at cost, 25,312 and no shares
      at September 30, 1999 and December 31, 1998...........           (5)            --
     Warrants...............................................        3,896             --
     Additional paid-in capital.............................      940,029        416,730
     Deferred compensation..................................      (15,583)       (14,617)
     Deferred management ownership allocation charge........      (10,640)       (26,224)
     Accumulated deficit....................................     (420,736)      (265,962)
                                                               ----------      ---------
          Total stockholders' equity........................      497,610        110,430
                                                               ----------      ---------
          Total liabilities and stockholders' equity........   $1,095,244      $ 637,874
                                                               ==========      =========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                              THREE MONTHS ENDED           NINE MONTHS ENDED
                                                 SEPTEMBER 30,               SEPTEMBER 30,
                                           -------------------------   -------------------------
                                              1999          1998          1999          1998
                                           -----------   -----------   -----------   -----------
                                           (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
REVENUES.................................  $    32,051   $     2,786   $    59,773   $     4,201
OPERATING EXPENSES:
  Network................................       18,284         2,920        38,626         4,506
  Selling, general and administrative....       40,303        13,300        98,539        26,076
  Management ownership allocation
     charge..............................        4,329       160,534        15,584       160,534
  Non-cash deferred compensation.........        2,010         1,390         5,841         3,759
  Depreciation and amortization..........       17,948         2,492        35,085         3,705
                                           -----------   -----------   -----------   -----------
          Total operating expenses.......       82,874       180,636       193,675       198,580
                                           -----------   -----------   -----------   -----------
          Loss from operations...........      (50,823)     (177,850)     (133,902)     (194,379)
OTHER (EXPENSE) INCOME:
  Interest income........................        8,876         7,463        23,159        13,059
  Interest expense.......................      (14,446)      (13,380)      (43,902)      (25,278)
                                           -----------   -----------   -----------   -----------
          Total other (expense) income...       (5,570)       (5,917)      (20,743)      (12,219)
NET LOSS.................................      (56,393)     (183,767)     (154,645)     (206,598)
ACCRETION OF REDEEMABLE PREFERRED STOCK
  AND WARRANT VALUES.....................           --          (125)         (130)      (11,844)
                                           -----------   -----------   -----------   -----------
NET LOSS APPLICABLE TO COMMON STOCK......  $   (56,393)  $  (183,892)  $  (154,775)  $  (218,442)
                                           ===========   ===========   ===========   ===========
NET LOSS PER SHARE, basic and diluted....  $     (0.87)  $     (3.69)  $     (2.62)  $    (13.02)
                                           ===========   ===========   ===========   ===========
WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING, basic and diluted.........   64,800,773    49,794,368    58,988,867    16,780,802
                                           ===========   ===========   ===========   ===========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                             NINE MONTHS ENDED   NINE MONTHS ENDED
                                                               SEPTEMBER 30,       SEPTEMBER 30,
                                                                   1999                1998
                                                             -----------------   -----------------
                                                                (UNAUDITED)         (UNAUDITED)
Cash Flows from Operating Activities:
  Net loss.................................................      $(154,645)          $(206,598)
  Adjustments to reconcile net loss to cash used in
     operating activities --
     Depreciation and amortization.........................         35,085               3,705
     Provision for uncollectible accounts receivable.......          2,193                 153
     Accretion of investments..............................         (3,320)                 --
     Accretion of senior discount notes....................         24,523              20,114
     Amortization of original issue discount...............            598                 388
     Amortization of deferred debt issuance costs..........          1,305                 486
     Amortization of management ownership allocation charge
       and deferred compensation...........................         21,425             164,293
  Changes in assets and liabilities --
     Increase in receivables...............................        (19,339)             (2,181)
     Increase in prepaid expenses and other current
       assets..............................................         (5,006)             (1,466)
     Increase in other assets..............................           (574)             (1,097)
     Increase (decrease) in accounts payable...............          7,157              (1,454)
     Increase in accrued liabilities and other.............         26,290              13,159
                                                                 ---------           ---------
          Net cash used in operating activities............        (64,308)            (10,498)
Cash Flows from Investing Activities:
  Purchases of property and equipment......................       (215,893)            (63,550)
  Purchases of investments.................................        (61,467)           (120,149)
  Proceeds from redemption of investments..................        191,983                  --
  Purchase of subsidiaries, net of cash acquired...........        (34,878)                 --
                                                                 ---------           ---------
          Net cash used in investing activities............       (120,255)           (183,699)
Cash Flows from Financing Activities:
  Proceeds from issuance of senior notes...................             --             443,212
  Proceeds from issuance of redeemable warrants............             --               8,184
  Deferred debt issuance costs.............................         (6,679)            (16,812)
  Proceeds from issuance of redeemable preferred stock.....             --                  --
  Proceeds from initial public offering....................             --             137,757
  Proceeds from secondary stock offering...................        510,618                  --
  Proceeds from exercise of warrants.......................              3                  --
  Proceeds from stock options exercised....................            263                  --
  Proceeds from issuance of common stock under the Employee
     Stock Discount Purchase Plan..........................            886                  --
  Proceeds from redeemable capital contributions...........             --              20,880
  Purchase of treasury stock...............................             (5)                 --
  Other financing activities...............................           (579)                 (5)
                                                                 ---------           ---------
          Net cash provided by financing activities........        504,507             593,216
                                                                 ---------           ---------
          Net increase in cash and cash equivalents........        319,944             399,019
          Cash and cash equivalents, beginning of period...        262,502               5,726
                                                                 ---------           ---------
          Cash and cash equivalents, end of period.........      $ 582,446           $ 404,745
                                                                 =========           =========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
     THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                  (UNAUDITED)

1. GENERAL

     Allegiance Telecom, Inc., a competitive local exchange carrier ("CLEC"), seeks to become a leading provider of voice, data, and Internet services to business, government, and other institutional users in major metropolitan areas across the United States. Allegiance Telecom, Inc. and its subsidiaries are referred to herein as the "Company."

     The Company's development plan is focused on offering services in 24 of the largest U.S. metropolitan areas. As of September 30, 1999, Allegiance is operational in 17 markets: Atlanta, Boston, Chicago, Dallas, Fort Worth, Houston, Long Island, Los Angeles, New York, Northern New Jersey, Oakland, Orange County, Philadelphia, San Diego, San Francisco, San Jose, and Washington, D.C.; and is in the process of deploying networks in two other markets: Detroit and Baltimore.

     The Company's success will be affected by the problems, expenses, and delays encountered in connection with the formation of any new business, and the competitive environment in which the Company intends to operate. The Company's performance will further be affected by its ability to assess potential markets, implement expanded interconnection and collocation with the facilities of incumbent local exchange carriers ("ILECs"), lease adequate trunking capacity from and otherwise develop efficient and effective working relationships with the ILECs and other carriers, purchase and install switches in additional markets, implement efficient operations support systems and other back office systems, develop a sufficient customer base, and attract, retain, and motivate qualified personnel. The Company's networks and the provisioning of telecommunications services are subject to significant regulation at the federal, state and local levels. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may have a material adverse effect upon the Company. Although management believes that the Company will be able to successfully mitigate these risks, there is no assurance that the Company will be able to do so or that the Company will ever operate profitably.

     Expenses are expected to exceed revenues in each location in which the Company offers service until a sufficient customer base is established. It is anticipated that obtaining a sufficient customer base will take a number of years, and positive cash flows from operations are not expected in the near future.

2. BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared by the Company in accordance with generally accepted accounting principles for interim financial information and are in the form prescribed by the Securities and Exchange Commission in instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The interim unaudited financial statements should be read in conjunction with the audited financial statements of the Company as of and for the year ended December 31, 1998. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three and nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.

     Certain amounts in the prior period's consolidated financial statements have been reclassified to conform with the current period presentation.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

3. CHANGE IN ACCOUNTING POLICY

     In connection with the offering of the Series B 11 3/4% Notes due 2008, 445,000 Redeemable Warrants to purchase 1.45898399509 shares each, as adjusted for a 426.2953905 for-one stock split (see Note 10), of the Company's common stock at $.01 per share were issued. The Redeemable Warrants became exercisable upon the Company's initial public offering on July 7, 1998, and will expire on February 3, 2008.

     The Redeemable Warrants are redeemable for cash, upon the occurrence of a repurchase event. A repurchase event is defined to occur when (i) the Company consolidates or merges into another person if the common stock thereafter issuable upon exercise of the Redeemable Warrants is not registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or (ii) the Company sells all or substantially all of its assets to another person, if the common stock thereafter issuable upon exercise of the Redeemable Warrants is not registered under the Exchange Act, unless the consideration for such a transaction is cash.

     Through March 31, 1999, the Company was recognizing the future potential redemption value of the Redeemable Warrants by recording accretion to their estimated fair market value at February 3, 2008, using the effective interest method. Accretion of $130 was recorded during the three months ended March 31, 1999, and accretion of $125 and $323 was recorded during the three and nine months ended September 30, 1998, respectively.

     Effective April 1, 1999, the Company determined that accreting the Redeemable Warrants to a future potential redemption value was no longer applicable, as the redemption of the Redeemable Warrants for cash is no longer beyond the control of the Company, and the redemption date and amount are not reasonably determinable. Accordingly, the accreted value of the Redeemable Warrants at April 1, 1999 was reclassified to stockholders' equity as warrants (the "Warrants"), and no further accretion will be recorded.

     If a repurchase event occurs in the future or becomes probable, the Company will adjust the Warrants to the estimated redemption value at that time.

4. ACQUISITIONS:

     During the three months ended June 30, 1999, the Company acquired certain assets of ConnecTen, L.L.C. and the Internet service providers ConnectNet, Inc. and Kivex, Inc. for cash. Summary information regarding the acquisitions is as follows:

BUSINESS NAME                            ACQUISITION DATE   PERCENTAGE ACQUIRED   PURCHASE PRICE
-------------                            ----------------   -------------------   --------------
ConnecTen, L.L.C. .....................    April 1, 1999          N/A                $   750
ConnectNet, Inc. ......................   April 28, 1999    100%                     $ 2,500
Kivex, Inc. ...........................    June 30, 1999    100%                     $34,545

     Each of the acquisitions was accounted for using the purchase method of accounting and, accordingly, the net assets and results of operations of the acquired companies have been included in the Company's consolidated financial statements since the acquisition dates. The purchase price of the acquisitions was allocated to assets acquired, including intangible assets, and liabilities assumed, based on their respective estimated fair values at the acquisition dates. The Company's purchase price allocation of these acquisitions is preliminary and may be adjusted as additional information is obtained. Goodwill and other intangibles are being amortized using the straight-line method over a period of three years.

     The following presents the unaudited pro forma results of operations of the Company for the three and nine months ended September 30, 1999 and 1998 as if the acquisition of Kivex, Inc. had been consummated at the beginning of each of the periods presented. The pro forma results of operations are prepared for comparative purposes only and do not necessarily reflect the results that would have occurred had the

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES acquisition occurred at the beginning of the periods presented or the results which may occur in the future. The pro forma results of operations for ConnecTen, L.L.C. and ConnectNet, Inc. are not included in this table as the results would not have been material to the Company's results of operations.

                                                   THREE MONTHS ENDED      NINE MONTHS ENDED
                                                     SEPTEMBER 30,           SEPTEMBER 30,
                                                  --------------------   ---------------------
                                                    1999       1998        1999        1998
                                                  --------   ---------   ---------   ---------
Revenues........................................  $ 32,051   $   3,837   $  63,711   $   6,844
Net loss before extraordinary items.............   (56,393)   (189,300)   (165,501)   (231,748)
Net loss applicable to common stock.............   (56,393)   (189,300)   (165,501)   (231,748)
Net loss per share, basic and diluted...........     (0.87)      (3.80)      (2.81)     (13.81)

5. PROPERTY AND EQUIPMENT

     Property and equipment includes network equipment, leasehold improvements, software, office equipment and other, furniture and fixtures, and construction-in-progress. These assets are stated at cost, which includes direct costs and capitalized interest and are depreciated once placed in service using the straight-line method. Interest expense for the three months ended September 30, 1999 and 1998, was $16,145 and $14,231, respectively, before the capitalization of $1,699 and $851 of interest related to construction-in-progress for the three months ended September 30, 1999 and 1998, respectively. Interest expense for the nine months ended September 30, 1999 and 1998, was $48,051 and $27,073, respectively, before the capitalization of $4,149 and $1,795 of interest related to construction-in-progress for the nine months ended September 30, 1999 and 1998, respectively. Repair and maintenance costs are expensed as incurred.

     Property and equipment at September 30, 1999 and December 31, 1998, consisted of the following:

                                                                                    USEFUL
                                                   SEPTEMBER 30,   DECEMBER 31,     LIVES
                                                       1999            1998       (IN YEARS)
                                                   -------------   ------------   ----------
Network equipment................................    $221,116        $ 67,304         5-7
Leasehold improvements...........................      44,138          24,483        5-10
Software.........................................      23,215           7,840           3
Office equipment and other.......................       8,174           4,384           2
Furniture and fixtures...........................       6,635           2,420           5
                                                     --------        --------
Property and equipment, in service...............     303,278         106,431
Less: Accumulated depreciation...................     (40,697)         (9,015)
                                                     --------        --------
Property and equipment in service, net...........     262,581          97,416
Construction-in-progress.........................      82,549          47,444
                                                     --------        --------
  Property and equipment, net....................    $345,130        $144,860
                                                     ========        ========

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

6. OTHER ASSETS

     Other assets at September 30, 1999 and December 31, 1998 consisted of the following:

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1999            1998
                                                              -------------   ------------
Acquired subscriber lists...................................     $5,500          $   --
Acquired workforces.........................................        205              --
Advanced payment on capital leases..........................        248              --
Long-term deposits..........................................      1,418           1,373
Other.......................................................        529              --
                                                                 ------          ------
Total other assets..........................................      7,900           1,373
Less: Accumulated amortization..............................       (541)             --
                                                                 ------          ------
          Other assets, net.................................     $7,359          $1,373
                                                                 ======          ======

     Acquired subscriber lists and acquired workforces were obtained in connection with the acquisitions (see Note 4) during the three months ended June 30, 1999. These assets are being amortized over their estimated useful lives of three years using the straight-line method.

7. CAPITALIZATION:

  Common Stock

     During the three and nine months ended September 30, 1999, 15,828 and 83,057 shares of common stock were issued under the Company's Employee Stock Discount Purchase Plan for proceeds of $357 and $886, respectively.

  Warrants

     During the three and nine months ended September 30, 1999, 72,000 and 247,139 Warrants, formerly referred to as Redeemable Warrants (see Note 3), were exercised to purchase 105,045 and 360,538 shares of common stock, respectively. Fractional shares are not issued, cash payments are made in lieu thereof, according to the terms of the Warrant Agreement. At September 30, 1999 and December 31, 1998, 197,861 and 445,000 Warrants, respectively, were outstanding.

8. LONG-TERM DEBT:

     Long-term debt consists of the following:

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1999            1998
                                                              -------------   ------------
Series B 11 3/4% Notes, face amount $445,000 due February
15, 2008, effective interest rate of 12.21%, at accreted
value.......................................................    $295,470        $270,526
12 7/8% Senior Notes, face amount $205,000 due May 15, 2008,
  effective interest rate of 13.24%, at accreted value......     201,196         201,019
Other.......................................................       9,011             107
                                                                --------        --------
          Total long-term debt..............................    $505,677        $471,652
                                                                ========        ========

     Included in accrued liabilities and other at September 30, 1999 is $1,795 currently payable under capital lease obligations.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

  Revolving Credit Facility

     On April 1, 1999, the Company completed a $225 million senior secured revolving credit facility maturing December 31, 2005 (the "Credit Facility"). The Credit Facility will be available, subject to satisfaction of certain terms and conditions, to provide purchase money financing for the acquisition, construction and improvement of telecommunications assets. Initial borrowings under the Credit Facility will not be available until certain financial and operating objectives are met. Further borrowings will only be available to the extent certain further objectives are met and certain other financial ratios and covenants are maintained.

     The Credit Facility is structurally senior to the Company's 12 7/8% Senior Notes and Series B 11 3/4% Notes issued in 1998. The Credit Facility is secured by substantially all of the Company's assets. Interest rates under the Credit Facility are tied to the level of debt compared to consolidated EBITDA (earnings before interest, income taxes, depreciation and amortization, management ownership allocation charge and deferred compensation) and are initially expected to be the London Interbank Offering Rate +3.75%. The quarterly commitment fee is a maximum 1.50% of the total amount of the average daily unused portion of the Credit Facility during the preceding quarter, with step-downs based on utilization.

     The Credit Facility carries certain restrictive covenants that, among other things, limits the ability of the Company to incur indebtedness, create liens, engage in sale-leaseback transactions, pay dividends or make distributions in respect of their capital stock, redeem capital stock, make investments or certain other restricted payments, sell assets, issue or sell stock of certain subsidiaries, engage in transactions with stockholders and affiliates, and requires the Company to maintain certain operating and financial performance measures.

     No advances have been made to the Company through the Credit Facility as of September 30, 1999.

9. COMMITMENTS AND CONTINGENCIES:

     The Company has entered into various operating lease agreements, with expirations through 2009, for office space, equipment and network facilities. Future minimum lease obligations related to the Company's operating leases as of September 30, 1999 are as follows:

1999.......................................................  $ 4,173
2000.......................................................   16,873
2001.......................................................   15,939
2002.......................................................   13,099
2003.......................................................   10,134
2004.......................................................    6,508
Thereafter.................................................   21,355

     Total rent expense for the three months ended September 30, 1999 and 1998, and the nine months ended September 30, 1999 and 1998, was $2,694, $815, $6,190, and $1,576, respectively.

10. EARNINGS (LOSS) PER SHARE:

     The net loss per share amounts included on the condensed consolidated statements of operations and the number of shares outstanding on the condensed consolidated balance sheets reflect a 426.2953905 for-one stock split, which occurred in connection with the initial public offering of common stock on July 7, 1998. The redeemable preferred stock, warrants and options are not included in the diluted net loss per share calculation as the effect from the conversion would be antidilutive. The net loss applicable to common stock includes the accretion of redeemable preferred stock and warrant values of $0 and $125 for the three months ended

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

September 30, 1999 and 1998, respectively, and $130 and $11,844 for the nine months ended September 30, 1999 and 1998, respectively.

11. COMPREHENSIVE INCOME:

     In June 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 establishes reporting and disclosure requirements for comprehensive income and its components within the financial statements. The Company's comprehensive income components were immaterial for the three and nine months ending September 30, 1999 and 1998; therefore, comprehensive income is the same as net income for all periods.

12. SEGMENT REPORTING:

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 establishes how public enterprise businesses determine operating segments and the financial and descriptive information required to be disclosed relating to a company's operating segments.

     Management has determined that the adoption of SFAS 131 has no material impact on the Company's current disclosures of its one operating segment, providing telecommunication services.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Overview

     Allegiance is a competitive local exchange carrier ("CLEC"), seeking to be a premier provider of telecommunications services to business, government and other institutional users in major metropolitan areas across the United States. We offer an integrated set of telecommunications products and services including local exchange, local access, domestic and international long distance, data and a full suite of Internet services. Our principal competitors are incumbent local exchange carriers ("ILECs"), such as the regional Bell operating companies and GTE Corporation operating units.

     We are developing networks throughout the United States using what we refer to as a "smart build" approach. In contrast to the traditional network build-out strategy under which carriers install their own telecommunications switch in each market and then construct their own fiber optic networks to reach customers, we install our own switch in each market but then lease other elements of the network from the ILECs. The smart build strategy specifically involves:

     - leasing existing ILEC copper wire connections throughout a local market area, also called the "local loop," which connect customers to the central offices or "hubs" of an ILEC network, and

     - installing, or physically locating, transmission equipment in these central offices to route customer traffic through them to our own switch.

     Locating equipment at ILEC facilities, also known as "collocation," is central to the success of the smart build strategy. By collocating, we have the ability to lease, on a monthly or long-term basis, local loop and other network elements owned by the ILEC. This enables us to reach a wide range of customers without having to build network connections to each one of them.

     We believe that the smart build approach offers a number of competitive advantages over the traditional build-out strategy by allowing us to:

     - accelerate market entry by nine to eighteen months through eliminating or at least deferring the need for city franchises, rights-of-way and building access;

     - reduce initial capital expenditures in each market, allowing us to focus our initial capital resources on the critical areas of sales, marketing, and operations support systems, instead of on constructing extensive fiber optic networks to each customer;

     - improve return on capital by generating revenue with a smaller capital investment;

     - defer capital expenditures for network assets so that most of such expenditures will be incurred when revenue generated by customer demand is available to finance them; and

     - address attractive service areas selectively throughout target markets and not just in those areas where we own network transmission facilities.

     We believe that our smart build approach allows us to develop a market network by making up-front capital expenditures of approximately 25% of the total capital expenditures required to develop such a network as compared with initial capital expenditures of approximately 50% made under traditional build-out models. The level of up-front capital required to develop a network will vary depending on a number of factors. These factors include:

     - the size of the market;

     - the cost of development of our network in each market;

     - the degree of penetration of the market;

     - the extent of price and service competition for telecommunications services;

     - regulatory and technological developments; and

     - our ability to negotiate favorable prices for purchases of equipment and for capital leases of fiber networks.

     Once traffic volume justifies further investment, we may lease unused fiber to which we add our own electronic transmission equipment or construct our own fiber network. This unused fiber is known as "dark fiber" because no light is transmitted through it while it is unused. We believe that dark fiber is readily available in most major markets and that additional fiber rings will be constructed in all major markets.

     We have rapidly deployed our networks since commencing service. We were operating in 17 markets across the United States as of September 30, 1999, and we commenced operations in Baltimore in October 1999. We have had significant success in selling services to customers, with approximately 262,100 lines sold since beginning our sales efforts in January 1998. The table below provides selected key operational data for the quarters ended:

                                                            SEPTEMBER 30,    SEPTEMBER 30,
                                                                1999             1998
                                                            -------------    -------------
Markets Served............................................            17                3
Number Of Switches Deployed...............................            13                3
Central Office Collocations...............................           260               54
Addressable Market (Business Lines).......................   8.4 million      2.0 million
Lines Sold................................................        69,800           22,300
Lines Installed...........................................        59,100           14,900
Sales Force Employees.....................................           608              195
Total Employees...........................................         1,525              462

     We believe in pre-funding each of our markets. Thus, we do not begin to develop a new market until we have raised the capital that we project to be necessary to build our network and operate that market to the point at which operating cash flow from the market is sufficient to fund such market's operating costs and capital expenditures.

  Results of Operations -- Three and Nine Months Ended September 30, 1999 Compared With Three and Nine Months Ended September 30, 1998

     We initiated service by buying phone lines at wholesale prices and then reselling them to customers in Dallas during December 1997. We began providing service using our own switch and transmission equipment in April 1998 to customers in New York City. We generated revenues of $2.8 million during the third quarter of 1998 and $4.2 million for the nine months ended September 30, 1998. Total lines installed as of September 30, 1998 were 25,900 and we had sold a total of 43,400 lines as of that same date.

     Throughout the remainder of 1998, we initiated facilities based services in Atlanta, Boston, Chicago, Dallas, Fort Worth, Los Angeles, Oakland and San Francisco. During 1999, we commenced operations in Philadelphia (in January
1999), in Washington, D.C., including suburban Maryland and Virginia, and San Jose (each in March 1999), in Houston (in April 1999), in Northern New Jersey (in May 1999), in San Diego (in July 1999), in Long Island (in August 1999), in Orange County (in September 1999) and in Baltimore (in October 1999). We plan to begin operations in Detroit during the fourth quarter of 1999 for which we have already raised the necessary capital. This will provide a year-end total of 19 markets.

     Although we initiated resale of local services in Dallas in 1997, reselling local service is not our core focus and comprises a small percentage of our sales. We now generally resell local services only to provide a comprehensive telecommunications solution to a customer that has a need for local services both within and outside of our markets. In these cases, we resell services to those locations that are not within markets where we have facilities. We earn significantly higher margins by providing facilities based services instead of resale services and our sales teams have focused their efforts almost exclusively on selling services that require the use of our facilities. Facilities based lines represented 87% of all lines installed at September 30, 1999.

     During the third quarter of 1999, we generated approximately $32.1 million of revenue. For the nine months ended September 30, 1999, we generated approximately $59.8 million of revenue. Approximately

$11.6 million and $25.5 million for the three and nine months ending September 30, 1999, respectively, was local service revenue consisting of:

     - the monthly recurring charge for basic service;

     - usage based charges for local calls in certain markets;

     - charges for services such as call waiting and call forwarding; and

     - to a lesser extent, non-recurring charges, such as charges for additional lines for an existing customer.

     Access charges and local interconnection charges, which we earn by connecting our local service customers to their selected long distance carriers for outbound calls or by delivering inbound local and long distance traffic to our local service customers, including our Internet wholesale customer group, accounted for $15.3 million of our third quarter 1999 revenues and $27.1 million of our revenues for the first nine months of 1999.

     Some interexchange carriers, including AT&T and Sprint, have challenged the switched access rates of Allegiance and other CLECs and have withheld some payments for the switched access services that they continue to receive. On July 5, 1999, the FCC issued a ruling to address this issue in the context of a complaint case filed by MGC Communications, Inc., a CLEC that had not been receiving payments from AT&T. In that ruling, the FCC stated that "AT&T is liable to MGC, at MGC's tariffed rate, for the originating access service that it received . . ." In response to that FCC decision, AT&T filed a Petition for Review with the FCC on August 5, 1999. The FCC has not yet ruled on that Petition.

     It is our belief that the FCC's decision in the MGC/AT&T matter has established the approach that will be applied for all similarly-situated CLECs. We believe that Allegiance is similarly situated. Further, the FCC is reviewing the switched access rate level issue and related matters in its Access Charge Reform docket. The Company is an active participant in that proceeding.

     In light of the FCC's decision, we believe that we will ultimately receive payment, plus interest, from AT&T, Sprint and any other interexchange carrier that withholds payment for switched access services that we provide. Our switched access rates may be adjusted to comport with future decisions of the FCC or state commissions; however, we do not expect any such adjustment to have a material effect on our revenues.

     Long distance revenues during the third quarter and first nine months of 1999 amounted to $.9 million and $1.7 million, respectively. For the three and nine months ended September 30, 1998, we earned $.2 million and $.4 million, respectively, in long distance revenue.

     Internet access and other Internet revenues accounted for $4.0 million and $5.0 million of third quarter and year-to-date 1999 revenues, respectively. We are using the purchase accounting method to account for the acquisitions of the common stock of Kivex, Inc. and ConnectNet, Inc. and the acquisition of certain assets of ConnectTen, L.L.C. We have recognized the revenues earned since the ConnectTen, L.L.C. and ConnectNet, Inc. transactions, both of which closed in April 1999, and the Kivex, Inc. transaction which closed June 30, 1999, in our condensed consolidated statement of operations for the period ending September 30, 1999. Kivex, Inc. revenues contributed approximately $2.4 million to consolidated revenues for the third quarter of 1999. The other two companies' revenues are immaterial to quarterly revenues.

     All other sources of revenue accounted for approximately $.3 million during the third quarter of 1999 and $.5 million for the nine months ending September 30, 1999. Other revenues for the three and nine months ended September 30, 1998 were immaterial.

     As described above, we have completed three acquisitions prior to the beginning of the third quarter of 1999. Additional acquisitions during the remainder of 1999 may further increase revenues and revenue yield. We have had discussions, and will continue to have discussions in the foreseeable future, concerning other potential acquisitions of internet service providers and other providers of telecommunications services.

     The systems that have historically been used to switch customers from their existing carrier to Allegiance and to begin providing them service generally required multiple entries of customer information by hand and were exchanged by fax with the ILEC. In January 1999, we announced that we had successfully achieved "electronic bonding" between our operations support systems and those of Bell Atlantic in the New York City market with respect to processing local service orders. Electronic bonding is a method by which manual processing and faxing of information is replaced with electronic processing where our computer systems and those of other carriers communicate directly. The manual approach which we must use in the absence of electronic bonding is not only labor intensive, but also creates numerous opportunities for:

     - errors in providing new service and billing;

     - service interruptions;

     - poor customer service; and

     - increased customer turnover.

     These problems create added expenses and decrease customer satisfaction.

     Without electronic bonding, confirmation of receipt and installation of orders has taken from two business days to one month. Electronic bonding is expected to improve productivity by decreasing the period between the time of sale and the time a customer's line is installed. We completed testing in the third quarter of 1999 and are now electronically bonding with Bell Atlantic in Boston and with Southwestern Bell in Dallas. Testing with Pacific Bell in California was completed during the third quarter 1999 on the electronic data interface which is now in use there. We are currently testing electronic bonding with Ameritech and Bell Atlantic in their Southern region. If successful, we expect to be electronically bonding with these companies during the fourth quarter of 1999. We will begin testing with GTE and with BellSouth during the fourth quarter of 1999 or early in 2000.

     We are also working towards the electronic bonding of that portion of the billing process in which we gather customer specific information, including their current service options, and the process of identifying and resolving customer service problems. These additional "electronic bonding" initiatives will require additional capital expenditures and should result in additional efficiencies.

     Network expenses increased to $18.3 million in the third quarter of 1999 from $2.9 million in the third quarter of 1998. For the nine months ending September 30, 1999 and 1998, network expenses were $38.6 million and $4.5 million, respectively. This sharp increase is consistent with the deployment of our networks and initiation and growth of our services during 1999 and 1998. Network expenses represent:

     - the cost of leasing high capacity digital lines that interconnect our network with ILEC networks;

     - the cost of leasing high capacity digital lines that connect our switching equipment to Allegiance transmission equipment located in ILEC central offices;

     - the cost of leasing local loop lines which connect our customers to our network;

     - the cost of completing local and long distance calls originated by our customers;

     - the cost of leasing space in ILEC central offices for collocating Allegiance transmission equipment; and

     - the cost of leasing our nationwide Internet network.

     The costs to lease local loop lines and high capacity digital lines from the ILECs vary by ILEC and are regulated by state authorities under the Telecommunications Act of 1996. We believe that in many instances there are multiple carriers in addition to the ILEC from which we can lease high capacity lines, and that we can generally lease those lines at lower prices than are charged by the ILEC. We expect that the costs associated with these leases will increase with customer volume and will be a significant part of our ongoing cost of services. The cost of leasing switch sites is also a significant part of our ongoing cost of services.

     In constructing switching and transmission equipment for a new market, we capitalize as a component of property and equipment only the non-recurring charges associated with our initial network facilities and the monthly recurring costs of those network facilities until the switching equipment begins to carry revenue producing traffic. Typically, the charges for just one to two months are capitalized. We expense the monthly recurring and non-recurring costs resulting from the growth of existing collocation sites, and the costs related to expansion of the network to additional collocation sites in operational markets as we incur these charges.

     We incur "reciprocal compensation" costs in providing both voice and data services and expect reciprocal compensation costs to be a major portion of our cost of services. We must enter into an interconnection agreement with the ILEC in each market to make widespread calling available to our customers. These agreements typically set the cost per minute to be charged by each party for the calls that are exchanged between the two carriers' networks. Generally, a carrier must compensate another carrier when a local call by the first carrier's customer terminates on the other carrier's network. These reciprocal compensation costs will grow as our customers' outbound calling volume grows. We expect, however, to generate increased revenue from the ILECs as inbound calling volume to our customers increases. If our customers' outbound call volume is equivalent to their inbound call volume, our reciprocal compensation costs paid to the ILECs will be substantially offset by the reciprocal compensation revenues we receive from them.

     The cost of securing long distance service capacity is a variable cost that increases in direct relationship to increases in our customer base and their long distance calling volumes. We believe that these costs, measured as a percentage of long distance revenues, will be relatively consistent from period to period. However, we do expect period over period growth in the absolute cost of such capacity, and that the cost of long distance capacity will be a significant portion of our cost of long distance services. We have entered into one resale agreement with a long distance carrier to provide Allegiance with the ability to provide our customers with long distance service. We expect to enter into resale agreements for long distance service with other carriers in the future. Such agreements typically provide for the resale of long distance services on a per-minute basis and may contain minimum volume commitments. Our existing resale agreement, however, does not contain a minimum volume commitment. If we agree to minimum volume commitments and fail to meet them, we may be obligated to pay underutilization charges. Under most of these agreements, if a company underestimates its need for transmission capacity and exceeds the maximum amount agreed to under such agreements, it may be required to obtain capacity through more expensive means.

     We lease high capacity digital lines that comprise our Internet network, and currently have servers in New York, Dallas and San Francisco. The absolute costs of these lines will increase as we add customers, open new markets and connect additional markets to our Internet network. However, these costs generally increase in line with increases in Internet revenues and we expect that they will be relatively consistent from period to period when measured as a percentage of revenues.

     Selling, general and administrative expenses increased to $40.3 million in the third quarter of 1999 from $13.3 million in the third quarter of 1998, primarily due to the growth of our business. On a year-to-date basis, selling, general and administrative expenses increased to $98.5 million for the first nine months of 1999 from $26.1 million during the first nine months of 1998. Selling, general and administrative expenses include salaries and related personnel costs, facilities costs, and legal and consulting fees. The number of employees increased to 1,525 as of September 30, 1999, from 462 as of September 30, 1998. As of September 30, 1999, the sales force, including sales managers and sales administrators had grown to 608. We had a sales force of 195 as of September 30, 1998. During the remainder of 1999, we expect the number of sales personnel to grow by approximately 50. We currently do not use agents to sell services nor do we currently use any print or other media advertising campaigns. As we continue to grow in terms of number of customers and call volume, we expect that ongoing expenses for customer care and billing will increase.

     We amortized $4.3 million of the deferred management ownership allocation charge, a non-cash charge to income, during the third quarter of 1999 and $15.6 million over the first nine months of 1999. Our original private equity fund investors and original management team investors owned 95.0% and 5.0%, respectively, of the ownership interests of Allegiance Telecom, LLC, an entity that owned substantially all of our outstanding capital stock prior to our initial public offering of common stock. As a result of that offering, the assets of

Allegiance Telecom, LLC, which consisted almost entirely of such capital stock, were distributed to the original fund investors and management investors in accordance with the Allegiance Telecom, LLC limited liability company agreement. This agreement provided that the equity allocation between the fund investors and management investors would be 66.7% and 33.3%, respectively, based upon the valuation implied by the initial public offering. We recorded the increase in the assets of Allegiance Telecom, LLC allocated to the management investors as a $193.5 million increase in additional paid-in capital. This transaction was recorded during the third quarter of 1998. Of this charge, we recorded $122.4 million as a non-cash, non-recurring charge to operating expense and $71.1 million as a deferred management ownership allocation charge. We amortized $38.1 million of the deferred charge in the third quarter of 1998. We will further amortize this deferred charge at $3.2 million, $7.2 million and $.2 million during the remainder of 1999, 2000 and 2001, respectively. This period is the time-frame over which we have the right to repurchase a portion of the securities, at the lower of fair market value or the price paid by the employee, in the event the management employee's employment with Allegiance is terminated.

     In addition to the above expenses, we recognized $2.0 million and $1.4 million of amortization of deferred stock compensation expense for the three months ended September 30, 1999 and 1998, respectively, also non-cash charges. During the first nine months of 1999 and 1998, we recorded $5.8 million and $3.8 million of amortization of deferred compensation expense, respectively. Such deferred compensation was recorded in connection with membership units of Allegiance Telecom, LLC sold to certain management employees and grants to employees under our 1997 Stock Option Plan and 1998 Stock Incentive Plan.

     Depreciation and amortization of property and equipment increased to $14.7 million in the third quarter of 1999 from approximately $2.5 million in the third quarter of 1998, consistent with the deployment of our networks and initiation of services in seventeen markets by September 30, 1999. For the first nine months of 1999, we recorded $31.7 million of depreciation and amortization of property and equipment, compared with $3.7 million for the first nine months of 1998.

     In connection with the acquisitions completed during the second quarter of 1999, we assigned $5.5 million of the purchase price to customer lists and $.2 million to workforces. We also recorded $33.7 million of goodwill. Each of these intangible assets is being amortized over their estimated useful lives of three years, beginning at the dates of the acquisitions, respectively. We recorded $2.7 million of amortization of goodwill and $.5 million of amortization for customer list and workforces during the third quarter of 1999. For the nine months ending September 30, 1999, we recorded $2.9 million of amortization for goodwill and $.5 million of amortization of customer list and workforces.

     Interest expense was $14.4 million and $43.9 million for the three and nine months ending September 30, 1999, respectively. For the three and nine months ending September 30, 1998, interest expense was $13.4 million and $25.3 million, respectively. Interest expense recorded during 1999 reflects the accretion of the Series B 11 3/4% Notes due 2008 and related amortization of the original issue discount, and the amortization of the original issue discount on the 12 7/8% Senior Notes due 2008. The 12 7/8% Senior Notes were issued on July 1, 1998. We capitalize a portion of our interest costs as part of the construction cost of our networks, in accordance with Statement of Financial Accounting Standards No. 34. The amount of interest capitalized during the three and nine months ended September 30, 1999 was $1.7 million and $4.1 million, respectively. For the same periods in 1998, the amounts were $.9 million and $1.8 million, respectively. Interest income for the three and nine months ending September 30, 1999 was $8.9 million and $23.2 million, respectively. Interest income for the three and nine months ending September 30, 1998 was $7.5 million and $13.1 million, respectively. Interest income results from the investment of cash and from U.S. Government securities which we purchased and placed in a pledge account to secure the semi-annual payments of interest through May 2001 on the 12 7/8% Senior Notes due 2008. Interest income during 1999 is greater than for the comparable periods in 1998 because we had additional cash generated from the initial public offering of stock and 12 7/8% Senior Notes sale in July 1998, as well as the additional sale of common stock during April 1999.

     From February 1998 through March 1999, we recorded accretion of our redeemable warrants to reflect the possibility that they would be redeemed at fair market value in February 2008. Amounts were accreted using the effective interest method and management's estimates of the future fair market value of such warrants at the time redemption is permitted. Amounts accreted increased the recorded value of such warrants on the balance sheet and resulted in non-cash charges to increase the net loss applicable to common stock. As the terms and conditions of the Warrant Agreement do not specify a date certain for redemption of the warrants and the exchange of warrants for cash is no longer beyond the control of management, we have ceased accretion of the warrants and reclassified the accreted value of the redeemable warrants at April 1, 1999 to the stockholders' equity section. If a repurchase event occurs in the future or becomes probable, we will adjust the warrants to the estimated redemption value at that time.

     Until the consummation of our initial public offering of common stock in July 1998, we also recorded the potential redemption values of redeemable convertible preferred stock, in the event that those shares would be redeemed at fair market value in August 2004. At the time of the initial public offering, such preferred stock was converted into common stock. Accordingly, the amounts accreted for the redeemable convertible preferred stock were reclassified as an increase to additional paid-in capital in the stockholders' equity section of the balance sheet, and there has been, and will be, no additional accretion of redeemable convertible preferred stock values. Accretion related to the redeemable convertible preferred stock was zero and $11.5 million for the three and nine months ending September 30, 1998, respectively.

     Our net loss for the third quarter of 1999, after amortization of the non-cash management allocation charge and amortization of deferred compensation, but before accretion of redeemable warrants, was $56.4 million and it was $154.6 million for the nine months ending September 30, 1999. Our net loss for the third quarter of 1998, after amortization of the non-cash management allocation charge and amortization of deferred compensation, but before the accretion of the redeemable convertible preferred stock and redeemable warrants, was $183.8 million and it was $206.6 million for the nine months ending September 30, 1998. After deducting accretion of redeemable warrant values, the net loss applicable to common stock was $56.4 million and $154.8 million for the three and nine months ended September 30, 1999, respectively. After deducting accretion of redeemable preferred stock and warrant values, the net loss applicable to common stock was $183.9 million and $218.4 million for the three and nine months ended September 30, 1998, respectively.

     Many securities analysts use the measure of earnings before deducting interest, taxes, depreciation and amortization, also commonly referred to as "EBITDA," as a way of evaluating a company. We had EBITDA losses of $26.5 million and $77.4 million for the three months and nine months ended September 30, 1999, respectively. For the three and nine months ended September 30, 1998, we had EBITDA losses of $13.4 million and $26.4 million, respectively. In calculating EBITDA, we also exclude the non-cash charges to operations for management ownership allocation charge and deferred stock compensation expense totaling $6.3 million and $21.4 million for the three and nine months ended September 30, 1999, respectively. Amortization of management ownership allocation charge and deferred stock compensation expense for the three and nine months ended September 30, 1998 was $161.9 million and $164.3 million, respectively.

     We expect to continue to experience operating losses and negative EBITDA as a result of our development and market expansion activities. We typically do not expect to achieve positive EBITDA in any market until at least its third year of operation, however, our Dallas and Fort Worth markets have become EBITDA positive within their first 18 months of operations before taking into account allocation of corporate overhead costs.

  Liquidity and Capital Resources

     Our financing plan is predicated on the pre-funding of each market's expansion to positive free cash flow. By using this approach, we avoid being in the position of seeking additional capital to fund a market after we have already made significant capital investment in that market. We believe that by raising all required capital prior to making any commitments in a market, we can raise capital on more favorable terms and conditions.

     We planned to establish networks in the 24 largest U.S. metropolitan markets. We have raised more capital than was estimated to be needed to fund the operating and capital requirements to build the networks and operate the 24 targeted markets. Therefore, on September 29, 1999, we announced an enhancement and acceleration of our original business plan. The enhanced and accelerated plan includes:

     - Accelerating the rollouts of our networks in Cleveland, Denver, Miami, Seattle and St. Louis to all become operational by June 30, 2000;

     - Accelerating the deployment of HDSL2 capability to 100 collocations throughout our operational markets by the end of 1999;

     - Accelerating our buildout of collocations during 1999 to 325 compared with 300 in the original business plan;

     - Accelerating the deployment of fiber optic networks to include Houston and other markets;

     - Expanding our network in Northern New Jersey to include circuit and packet switches plus an additional 31 collocations, and;

     - Expanding our product and service offerings to include new data/Internet based products and services uniquely focused on small and medium sized businesses.

     We continue to believe that we have raised capital that is more than sufficient to completely develop all 24 markets under our enhanced and accelerated business plan. However, the actual amount and timing of future capital requirements may differ materially from our estimates as a result of, among other things:

     - the cost of the development of our networks in each of our markets;

     - a change in or inaccuracy of our development plans or projections that leads to an alteration in the schedule or targets of our roll-out plan;

     - the extent of price and service competition for telecommunications services in our markets;

     - the demand for our services;

     - regulatory and technological developments, including additional market developments and new opportunities in our industry;

     - an inability to borrow under our senior credit facility; and

     - the consummation of acquisitions.

     Our cost of rolling out our networks and operating our business, as well as our revenues, will depend on a variety of factors, including:

     - our ability to meet our roll-out schedules;

     - our ability to negotiate favorable prices for purchases of equipment;

     - our ability to develop, acquire and integrate the necessary operations support systems and other back office systems;

     - the number of customers and the services for which they subscribe;

     - the nature and penetration of new services that we may offer; and

     - the impact of changes in technology and telecommunication regulations.

     As such, actual costs and revenues may vary from expected amounts, possibly to a material degree, and such variations are likely to affect our future capital requirements.

     We made capital expenditures of $81.8 million and $42.1 million during the third quarters of 1999 and 1998, respectively, for property, plant, equipment, software and hardware necessary in deploying our networks in our markets and providing operations and other support systems necessary in conducting our business. For the nine months ending September 30, 1999 and 1998, we made capital expenditures of $215.9 million and

$63.6 million, respectively. Allegiance also used capital during these periods to fund our operations; excess cash was used to purchase short-term investments and money market investments.

     As of September 30, 1999, we had transmission equipment collocated in 260 ILEC central offices. Under our enhanced 24 market business plan, we plan to make approximately $259 million in total capital expenditures in 1999, including purchases of switching equipment, switch and sales facilities, transmission equipment and collocation facilities.

     As of September 30, 1999, we had approximately $609.6 million of cash and short-term investments. This amount excludes $51.2 million of restricted U.S. Government securities that have been placed in a pledge account to fund interest payments on our 12 7/8% notes through May 2001.

     We completed a senior secured revolving credit facility under which we may borrow up to $225 million, subject to the satisfaction of certain terms and conditions, during the second quarter of 1999. This revolving facility will be available, subject to satisfaction of certain terms and conditions, to provide purchase money financing for the acquisition, construction and improvement of telecommunications assets by our operating subsidiaries. Borrowings under the facility will not be available until we reach certain financial and operating objectives, and then will only be available to the extent we have achieved certain further objectives and have maintained certain financial ratios and covenants. Based on our current business plan, we do not expect to draw on this facility until 2000, if at all.

     The credit facility is structurally senior to our 12 7/8% notes and Series B 11 3/4% notes issued in 1998. The facility is secured by substantially all of the assets of our subsidiaries and the stock of the Allegiance borrowing subsidiary and is guaranteed by Allegiance Telecom, Inc. Interest rates under the facility are tied to the level of debt compared to consolidated EBITDA and is initially expected to be the London Interbank Offering Rate + 3.75%. The current commitment fee on the undrawn portion of the facility is 1.50% of the total amount of the facility, with step-downs based on utilization. The facility also contains certain representations, warranties, covenants and events of default customary for credit of this nature and otherwise agreed upon by the parties.

  Impact of the Year 2000

     The "year 2000" issue generally describes the various problems that may result from the improper processing of dates and date-sensitive transactions by computers and other equipment as a result of computer hardware and software using two digits to identify the year in a date. If a computer program or other piece of equipment fails to properly process dates including and after the year 2000, date-sensitive calculations may be inaccurate. The failure to process dates could result in network and system failures or miscalculations causing disruptions in operations including, among other things, a temporary inability to process transactions, send invoices or engage in other routine business activities.

     State of Readiness. Generally, we have identified two areas for year 2000 review: internal systems and operations, and external systems and services. As a new enterprise, we do not have older systems that are not year 2000 ready. As we develop network and support systems, we intend to ensure that all systems will be year 2000 ready. We are purchasing our operations support systems with express specifications, warranties and remedies that all systems be year 2000 ready. In addition, we require all vendors supplying third party software and hardware to warrant year 2000 readiness. However, there can be no assurance until the year 2000 that all systems will then function adequately. Also, we intend to sell our telecommunications services to companies that may rely upon computerized systems to make payments for such services, and to interconnect certain portions of our network and systems with other companies' networks and systems. These transactions and interactions could expose our operations to year 2000 problems.

     We have completed a company-wide inventory of all computer systems on which the company relies, both within and outside of Allegiance. We have concluded that our internal systems are year 2000 compliant. We are using the inventory to contact our external suppliers, vendors and providers to obtain information about their year 2000 readiness. Based on that information, we have assessed and will continue to assess the extent to which these external information technology and non-information technology systems, including embedded technology, could cause a material adverse effect on our operations in the event that the systems fail to properly process date-sensitive transactions after December 31, 1999.

     Our assessment of our year 2000 readiness will be ongoing as we continue to develop our own operations support systems and become reliant on the systems of additional third parties as a result of the geographic expansion of our business into additional markets. As a result, we may in the future identify a significant internal or external year 2000 issue which, if not remedied in a timely manner, could have a material adverse effect on our business, financial condition and results of operations.

     Costs to Address Year 2000 Issues. We have used our internal information technology and other personnel in identifying year 2000 issues. We do not anticipate any significant costs to make our internal systems year 2000 compliant because we do not expect any remediation to be required.

     We engaged a consultant during the third quarter of 1999 to review:

     - the process that we have undertaken to determine the extent of our year 2000 readiness;

     - the results of our internal inventory of systems;

     - our conclusions concerning the year 2000 readiness of our internal systems;

     - responses we expect to receive from vendors and other third parties regarding potential year 2000 exposure through our business relationships with them, and;

     - our company-wide contingency plans.

     This work is continuing, and we expect it to be complete during November 1999. We are estimating that such consultant's fees and expenses will not exceed $200,000.

     Because no material year 2000 issues have yet been identified in connection with external sources, we cannot reasonably estimate costs that may be required for remediation or for implementation of contingency plans. As we gather information relating to external sources of year 2000 issues, we will reevaluate our ability to estimate costs associated with year 2000 issues. There can be no assurance that as additional year 2000 issues are addressed, our costs to remediate such issues will be consistent with our historical costs.

     Risks of Year 2000 Issues. We cannot reasonably ascertain the extent of the risks involved in the event that any one system fails to process date-sensitive calculations accurately because we have not identified any material year 2000 issues. Potential risks include:

     - the inability to process customer billing accurately or in a timely manner;

     - the inability to provide accurate financial reporting to management, auditors, investors and others;

     - litigation costs associated with potential suits from customers and investors;

     - delays in implementing other information technology projects as a result of work by internal personnel on year 2000 issues;

     - delays in receiving payment or equipment from customers or suppliers as a result of their systems' failure; and

     - the inability to occupy and operate in a facility.

     Any one of these risks, if they materialize, could individually have a material adverse effect on our business, financial condition or results of operations.

     All of our information technology and non-information technology systems and products relating to our external issues are manufactured or supplied by other companies outside of our control. As a result, we cannot assure you that the systems of any of those companies will be year 2000 ready. In particular, we will be dependent upon other ILECs, long distance carriers and other companies for interconnection and completion of off-network calls. These interconnection arrangements are material to our ability to conduct our business and failure by any of these providers to be year 2000 ready may have a material adverse effect on our business in the affected market. Moreover, although we have taken every precaution to purchase our internal systems to be fully year 2000 ready, there can be no assurance that every vendor will fully comply with the contract requirements. If some or all of our internal and external systems fail or are not year 2000 ready in a timely manner, there could be a material adverse effect on our business, financial condition or results of operations.

     Contingency Plans. Even though we have not identified any specific year 2000 issues, we believe that the design of our networks and support systems could provide Allegiance with certain operating contingencies in the event material external systems fail. In all of our markets, however, we have or intend to establish interconnection agreements with the ILECs and other regional and international carriers. If one of these carriers fails for any reason, including year 2000 problems, there may be little we can do to mitigate the impact of such a failure on our operations.

     We have developed contingency plans for all of our operating support systems. If we should experience year 2000 issues with any of these operating support systems, we will have our personnel resort to the manual systems which we used prior to implementing the operating support systems, during the period that remediation efforts would be undertaken.

     We have attempted to ensure that our own operating facilities and systems are fully backed up with auxiliary power generators capable of operating all equipment and systems for indeterminate periods should power supplies fail, subject to the availability of fuel to run these generators. We also have the ability to relocate headquarters and administrative personnel to other Allegiance facilities should power and other services at our Dallas headquarters fail. Because of the inability of our contingency plans to eliminate the negative impact that disruptions in ILEC service or the service of other carriers would create, there can be no assurance that we will not experience numerous disruptions that could have a material effect on our operations.

  Forward-Looking Statements

     Certain statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Allegiance intends that such forward-looking statements be subject to the safe harbors created thereby. The words "believes," "expects," "estimates," "anticipates," "will be," "should" and similar words or expressions identify forward-looking statements made by or on behalf of Allegiance. These forward-looking statements are subject to many uncertainties and factors that may cause Allegiance's actual results to be materially different from any future results expressed or implied by such forward-looking statements. Examples of such uncertainties and factors include, but are not limited to, Allegiance's ability to (1) timely and effectively provision new customers, (2) interconnect with and develop cooperative working relationships with ILECs, (3) develop efficient operations support systems and other back office systems, (4) install new switching facilities and other network equipment, (5) obtain leased fiber optic line capacity, rights-of-way, building access rights and any required governmental authorizations, franchises and permits, (6) electronically bond with the ILECs, and (7) access necessary capital. Allegiance does not undertake any obligation to update or revise any forward-looking statement made by it or on its behalf, whether as a result of new information, future events or otherwise. See our Annual Report on Form 10-K for the fiscal year ended December 31, 1998 for a discussion of the various risks relating to our business.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  Quantitative and Qualitative Disclosures about Market Risk

     Our investment policy is limited by our existing bond indentures. We are restricted to investing in financial instruments with a maturity of one year or less. The indentures require investments in high quality instruments, such as obligations of the U.S. Government or any agency thereof guaranteed by the United States of America, money market deposits, and commercial paper with a rating of A1/P1.

     We are thus exposed to market risk related to changes in short-term U.S. interest rates. We manage these risks by closely monitoring market rates and the duration of our investments. We do not enter into financial or commodity investments for speculation or trading purposes and are not a party to any financial or commodity derivatives.

     Interest income earned on our investment portfolio is affected by changes in short-term interest rates. We believe that we are not exposed to significant changes in fair value because of our conservative investment strategy. However, the estimated interest income for the calendar year 1999, based on the average 1998 earned rate on investments and including in estimated average investments the net proceeds realized from the common stock offering in April 1999, is $30.3 million. Assuming a 100 basis point drop in the average rate, we would be exposed to a $5.5 million reduction in interest income for the year. The following table illustrates this impact on a quarterly basis:

                                                             QUARTER ENDING
                                             ----------------------------------------------
                                             MARCH     JUNE    SEPTEMBER   DECEMBER
                                              1999     1999      1999        1999     TOTAL
                                             ------   ------   ---------   --------   -----
                                                            ($ IN MILLIONS)
ESTIMATED AVERAGE INVESTMENTS..............  $367.4   $651.7    $649.8      $572.4
ESTIMATED INTEREST EARNED AT ESTIMATED RATE
  OF 5.4% AT DECEMBER 31, 1998.............  $  5.0   $  8.8    $  8.8      $  7.7    $30.3
ESTIMATED IMPACT OF INTEREST RATE DROP.....  $  0.9   $  1.6    $  1.6      $  1.4    $ 5.5

     We have outstanding long term, fixed rate notes, not subject to interest rate fluctuations.

                           PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

     Not applicable.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

     Not applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

     Not applicable.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     Not applicable.

ITEM 5. OTHER INFORMATION

     Not applicable.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

     (a) The following exhibits are filed with this report and made a part hereof.

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          11.1           -- Statement regarding computation of per share loss for the three months ended September 30, 1999
          11.2           -- Statement regarding computation of per share loss for the nine months ended September 30, 1999
          11.3           -- Statement regarding computation of per share loss for the three months ended September 30, 1998
          11.4           -- Statement regarding computation of per share loss for the nine months ended September 30, 1998
          27.1           -- Financial Data Schedule

     (b) We filed a Current Report on Form 8-K, dated April 8, 1999, to report the closing of our senior secured revolving credit facility. At that time, we also requested confidential treatment for certain portions of our credit and guaranty agreement. We filed an amended Current Report on Form 8-K/A, dated July 20, 1999, to amend our request for confidential treatment regarding our credit and guaranty agreement.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLEGIANCE TELECOM, INC.

              By: /s/ ROYCE J. HOLLAND                 Name: Royce J. Holland
  -------------------------------------------------    Title:   Chairman and Chief Executive Officer

               By: /s/ THOMAS M. LORD                  Name: Thomas M. Lord
  -------------------------------------------------    Title:   Executive Vice President and Chief Financial
                                                                Officer

Dated: November 9, 1999

                               INDEX TO EXHIBITS

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          11.1           -- Statement regarding computation of per share loss for the three months ended September 30, 1999
          11.2           -- Statement regarding computation of per share loss for the nine months ended September 30, 1999
          11.3           -- Statement regarding computation of per share loss for the three months ended September 30, 1998
          11.4           -- Statement regarding computation of per share loss for the nine months ended September 30, 1998
          27.1           -- Financial Data Schedule

                                                                    EXHIBIT 11.1

                            ALLEGIANCE TELECOM, INC.

                         COMPUTATION OF PER SHARE LOSS

                      Three Months Ended September 30, 1999

                      (In thousands, except share amounts)

                                                                           NUMBER OF            PERCENT             EQUIVALENT
                                                                            SHARES            OUTSTANDING             SHARES

                                                                          ----------          -----------          ------------
   1997 Common Stock Offering                                                    426            100.00%                     426
   1998 Common Stock Offering                                             10,000,000            100.00%              10,000,000
   Preferred Stock Converted to Common Stock                              40,341,128            100.00%              40,341,128
   Treasury Shares                                                           (25,312)           100.00%                 (25,312)
   1999 Employee Stock Discount Purchase Plan Shares Issued                   83,057             98.76%                  82,025
   1999 Common Stock Offering                                             14,027,400            100.00%              14,027,400
   Warrants Exercised                                                        360,538             90.60%                 326,638
   Stock Options Exercised - 1997 Plan                                        72,905             63.23%                  46,101
   Stock Options Exercised - 1998 Plan                                         4,693             50.44%                   2,367

   WEIGHTED AVERAGE SHARES OUTSTANDING                                                                               64,800,773

   NET LOSS APPLICABLE TO COMMON STOCK                                                                             $(56,392,981)

   NET LOSS PER SHARE, BASIC AND DILUTED                                                                           $      (0.87)
                                                                                                                   ============

                                                                    EXHIBIT 11.2

                            ALLEGIANCE TELECOM, INC.

                         COMPUTATION OF PER SHARE LOSS

                      Nine Months Ended September 30, 1999

               (In thousands, except share and per share amounts)


                                                            NUMBER OF SHARES    PERCENT OUTSTANDING    EQUIVALENT SHARES
                                                            ----------------    -------------------    -----------------
1997 Common Stock Offering                                               426                 100.00%                 426
1998 Common Stock Offering                                        10,000,000                 100.00%          10,000,000
Preferred Stock Converted to Common Stock                         40,341,128                 100.00%          40,341,128
Treasury Shares                                                      (25,312)                 79.86%             (20,213)
1999 Employee Stock Discount Purchase Plan Shares Issued              83,057                  76.98%              63,941
1999 Common Stock Offering                                        14,027,400                  59.98%           8,413,589
Warrants Exercised                                                   360,538                  46.78%             168,650
Stock Options Exercised - 1997 Plan                                   72,905                  28.18%              20,548
Stock Options Exercised - 1998 Plan                                    4,693                  17.00%                 798

WEIGHTED AVERAGE SHARES OUTSTANDING                                                                           58,988,867

NET LOSS APPLICABLE TO COMMON STOCK                                                                    $    (154,774,738)

NET LOSS PER SHARE, BASIC AND DILUTED                                                                  $           (2.62)
                                                                                                       =================

                                                                    EXHIBIT 11.3

                            ALLEGIANCE TELECOM, INC.

                         COMPUTATION OF PER SHARE LOSS

                      Three Months Ended September 30, 1998

                      (In thousands, except share amounts)

                                                        NUMBER OF SHARES    PERCENT OUTSTANDING    EQUIVALENT SHARES
                                                        ----------------    -------------------    -----------------
Prior to Initial Public Offering
      1997 Common Stock Offering                                     426            1.10%                          5

After Initial Public Offering
      1997 Common Stock Offering                                     426           98.91%                        421
      1998 Common Stock Offering                              10,000,000           98.91%                  9,891,304
      Preferred Stock Converted to Common Stock               40,341,128           98.91%                 39,902,637
                                                                                                   -----------------
                                                                                                          49,794,368


WEIGHTED AVERAGE SHARES OUTSTANDING                                                                       49,794,368

NET LOSS APPLICABLE TO COMMON STOCK                                                                $    (183,892,618)

NET LOSS PER SHARE, BASIC AND DILUTED                                                              $           (3.69)
                                                                                                   =================

                                                                    EXHIBIT 11.4

                            ALLEGIANCE TELECOM, INC.

                         COMPUTATION OF PER SHARE LOSS

                      Nine Months Ended September 30, 1998

                      (In thousands, except share amounts)


                                                        NUMBER OF SHARES    PERCENT OUTSTANDING    EQUIVALENT SHARES
                                                        ----------------    -------------------    -----------------
Prior to Initial Public Offering                                     426             66.67%                      284
      1997 Common Stock Offering

After Initial Public Offering
      1997 Common Stock Offering                                     426             33.33%                      142
      1998 Common Stock Offering                              10,000,000             33.33%                3,333,333
      Preferred Stock Converted to Common Stock               40,341,128             33.33%               13,447,043
                                                                                                     ---------------
                                                                                                          16,780,802


WEIGHTED AVERAGE SHARES OUTSTANDING                                                                       16,780,802

NET LOSS APPLICABLE TO COMMON STOCK                                                                    $(218,442,275)

NET LOSS PER SHARE, BASIC AND DILUTED                                                                  $      (13.02)
                                                                                                       ==============

[ARTICLE] 5
[LEGEND]
THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM THE CONDENSED CONSOLIDATED BALANCE SHEET AT SEPTEMBER 30, 1999 AND FROM THE CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999 AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH CONSOLIDATED FINANCIAL STATEMENT.
[/LEGEND]
[MULTIPLIER] 1,000

[PERIOD-TYPE]                   9-MOS
[FISCAL-YEAR-END]                          DEC-31-1999
[PERIOD-START]                             JAN-01-1999
[PERIOD-END]                               SEP-30-1999
[CASH]                                         582,446
[SECURITIES]                                    27,196
[RECEIVABLES]                                   26,662
[ALLOWANCES]                                     2,900
[INVENTORY]                                          0
[CURRENT-ASSETS]                               665,521
[PP&E]                                         385,827
[DEPRECIATION]                                  40,697
[TOTAL-ASSETS]                               1,095,244
[CURRENT-LIABILITIES]                           91,957
[BONDS]                                        496,666
[PREFERRED-MANDATORY]                                0
[PREFERRED]                                          0
[COMMON]                                           649
[OTHER-SE]                                     496,961
[TOTAL-LIABILITY-AND-EQUITY]                 1,095,244
[SALES]                                         59,773
[TOTAL-REVENUES]                                59,773
[CGS]                                                0
[TOTAL-COSTS]                                   38,626
[OTHER-EXPENSES]                                56,510
[LOSS-PROVISION]                                 1,305
[INTEREST-EXPENSE]                              43,902
[INCOME-PRETAX]                              (154,775)
[INCOME-TAX]                                         0
[INCOME-CONTINUING]                          (154,775)
[DISCONTINUED]                                       0
[EXTRAORDINARY]                                      0
[CHANGES]                                            0
[NET-INCOME]                                 (154,775)
[EPS-BASIC]                                     (2.62)
[EPS-DILUTED]                                   (2.62)